UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934






                           The Middleton Doll Company
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                                (Name of Issuer)

 Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
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                         (Title of Class of Securities)

                                    59669P201
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                                 (CUSIP Number)

                                  June 30, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59669P201
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(1)  Names of  Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
     (entities only):

            Richard Margolin
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(2)  Check the  Appropriate  Box  if a  Member of  a  Group  (See  Instructions)

            (a) N/A                 (b) N/A
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
     Each Reporting Person With         (5)  Sole Voting Power:         34,046
                                             -----------------------------------
                                        (6)  Shared Voting Power:       0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:    34,046
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:  0
                                             -----------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   34,046
--------------------------------------------------------------------------------

(10) Check if  the Aggregate  Amount in  Row (9) Excludes  Certain  Shares  (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):     5.0%
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(12) Type of Reporting Person (See Instructions):   IN
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


Item 1(a).  Name Of Issuer:  The Middleton Doll Company

Item 1(b).  Address of Issuer's Principal Executive Offices:
            W239 N1700 Busse Road,  Waukesha,  Wisconsin  53188-1160


Item 2(a).  Name of Person Filing:  Richard Margolin

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            488 Berkeley Avenue, South Orange, New Jersey  07079

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share

Item 2(e).  CUSIP No.:  59669P201


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a)  Amount Beneficially Owned (as of June 30, 2005):         34,046

            (b)  Percent of Class (as of June 30, 2005):                  5.0%

            (c)  Number of Shares as to which the person has:

               (i) sole power to vote or to direct the vote               34,046

              (ii) shared power to vote or to direct the vote                  0

             (iii) sole power to dispose or to direct the disposition of  34,046

              (iv) shared power to dispose or to direct the disposition of     0


Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 30, 2005


                                                     /s/ Richard Margolin
                                                     ---------------------------
                                                         Richard Margolin


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)